Exhibit 99.1

Hexindai’s Founder and Chairman Xiaobo An Assumes CEO Role

BEIJING, May 20, 2019 (GLOBE NEWSWIRE) — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced that Mr. Xinming Zhou has resigned from the position of Chief Executive Officer, effective immediately. Hexindai’s Founder and Chairman Mr. Xiaobo An will assume the role of Chief Executive Officer, while Chief Operating Officer Ms. Lili Hua will replace Mr. Zhou on the board as a Director.

“We appreciate Mr. Zhou’s hard work and contribution to our business growth over the years, and wish him the best of luck as he embarks on a journey of entrepreneurship,” said Mr. Xiaobo An, Hexindai’s Founder, Chairman and Chief Executive Officer. “I look forward to bringing my deep understanding of banking and consumer finance and many years of industry experience to this broader role as we further expand our business vertically to capture more growth opportunities in the industry. While continuing to strengthen our individual investor base, we have also diversified our funding sources with institutions and funding partners, such as Bohai International Trust, Kunming Aotou and Phoenix Intelligent Credit Group. We are confident in our long-term growth with diversified new business structure.”

Mr. Xiaobo An founded the Company in 2014, and has held the position of Chairman since the inception. He became a Director in February 2017. He worked in Huaxia Bank from 2004 to 2008 in the credit approval department. Mr. An received a bachelor’s degree in advertising from Hebei University. He was awarded the “Outstanding Innovator of the Financial Industry in China” title by the prestigious Economy magazine and Huazun Prize panel in 2014.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong online and offline user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

For more information, please visit http://ir.hexindai.com/

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For media inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

ICR Inc.

Jeff Pei

Tel: +86 10 6583-7514

Email: Jianfeng.pei@icrinc.com